Exhibit 4.14

RHÔNE-POULENC S.A.

1995 Stock Option Plan1

     The Rhône-Poulenc S.A. 1995 Stock Option Plan was approved at a meeting of the shareholders of the Company held on April 13, 1995 in Paris, France.

     The Plan authorizes the Board of Directors (conseil d’administration) to award stock options, at one time or from time to time, to certain eligible persons, under the conditions contemplated by Articles 208-1 through 208-8-1 of the Law of July 24, 1966 concerning business corporations. Options under the Plan will confer on the holder the right to subscribe for shares of Rhône-Poulenc S.A. which may be either newly issued shares or shares repurchased under the conditions contemplated by law.

     The authority of the Board of Directors to award options under the Plan will continue in effect for a period of 26 months, starting from the date of the shareholders meeting.

     Persons eligible to be awarded options under the 1995 Stock Option Plan are the following:

     •     employees, or selected employees or selected categories of employees; and

     •     authorized agents and representatives (mandataires sociaux), as defined by applicable law;

in either case, of Rhône-Poulenc S.A. as well as of the companies and other entities that are directly or indirectly affiliated with Rhône-Poulenc S.A. under the conditions set forth in Article 208-4 of the Law of July 24, 1966.

     The total number of stock options under the Plan may not confer rights to subscribe for or purchase an amount of shares in excess of the limits established by Articles 208-6 of the Law of July 24, 1966 and Article 174-17 of the Decree of March 23, 1967, subject to all other limitation imposed by law.

     The exercise price of options to subscribe for newly issued shares will be determined on the day that the options are awarded by the Board of Directors and may not be less than 80% of the average of the first quoted price for the shares on the Paris Stock Exchange,

[1] English language version of excepts from the Procès-Verbal de l’Assemblée Générale Mixte du 13 avril 1995 of Rhône-Poulenc S.A.

monthly settlement market, for the 20 trading days preceding the day on which the options are awarded.

     The exercise price of options to purchase shares [that have been repurchased by the Company in the market] will be fixed on the day that the options are awarded by the Board of Directors and may not be less than 80% of the average of the first quoted price for the shares on the Paris Stock Exchange, monthly settlement market, for the 20 trading days preceding the day on which the options are awarded, nor less than 80% of the average repurchase price of the shares held by the Company pursuant to Articles 217-1 and/or 217-2 of the Law of July 24, 1966.

     The maximum amount of stock options [based on exercise price] (whether options to subscribe for new shares or to purchase shares [that have been repurchased by the Company in the market]) is established at 450,000,000 French francs.

     No option, whether an option to subscribe for new shares or to purchase shares [that have been repurchased by the Company in the market], shall be awarded within 20 trading days after the ex-coupon date for a dividend or a preferential right to subscribe for shares in a capital increase.

     The Plan’s approval by the shareholders of Rhône-Poulenc S.A. includes, by virtue of Article 208-2 of the Law of 1966, the express waiver by the shareholders, in favor of the recipients of options to subscribe for shares under the Plan, of their preferential right to subscribe for shares that will be issued as and when options under the Plan are exercised.

     The Board of Directors is authorized to determine the other terms and conditions for the awarding and exercise of options, including the following:

•     to establish the conditions under which options will be awarded and to establish the list or categories of recipients of options as provided above; to establish the service requirements that recipients of options must satisfy; to establish the conditions under which the exercise price and the number of shares [subject to option] may be adjusted, including under the various circumstances contemplated by Articles 174-8 through 174-16 of Decree No. 67-236 of March 23, 1967;

•     to establish the periods during which options may be exercised, provided that the term of any option shall not exceed 10 years from the date of award;

•     to provide for the possibility of temporarily suspending the exercise of options during a period not to exceed three months in the event of financial transactions involving the exercise of a right attached to shares;

•     to perform or have performed all actions and formalities in order to effect the increase or increases in capital that may result from the transactions provided for above and to amend the Articles of Incorporation and By-laws (status) to reflect such transactions and generally to do all that is necessary to effect the foregoing;

•     in its sole discretion, to attribute the costs of any capital increases to the premium relating to such increases and to deduct from such amount the sums necessary to increase the legal reserve to one-tenth of the new capital after each increase.

     The Board of Directors is granted all authority, subject to the other conditions approved by shareholders at the Meeting and in accordance with Article 283-4 of the Law of July 24, 1966, to issue, in due time, preferred investment certificates pro rata with capital increases [resulting from exercise of options], during the month following the end of each fiscal year, to determine the terms of such issuances and to effect their realization.

     The present Plan supersedes all prior plans authorized by the shareholders (to the extent not utilized) relating to the awarding of options to subscribe for or purchase shares as contemplated by Articles 208-1 through 208-9-1 of the Law of July 24, 1966.